Rew 3/11

SEC
Mail Processing
Section
MAR 4 - 2013
Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SANDGRAIN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 FRANKLIN AVENUE
(No. and Street)

GARDEN CITY, NY 11530
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER GRASSEL (516) 750-7859
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BECHER, DELLA TORRE, GITTO & COMPANY
(Name – *if individual, state last, first, middle name*)

76 WALNUT STREET, RIDGEWOOD, NJ 07450
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


13031617

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KH 3/14

OATH OR AFFIRMATION

I, Kathleen R. Hay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sandgrain Securities, LLC, as of February 25, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Ruth H. Berge

Notary Public

Kathleen R. Hay provided Connecticut drivers license this 25th day of February, 2013


RUTH H. BERGE
MY COMMISSION # EE 138572
EXPIRES: October 22, 2015
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sandgrain Securities, LLC

Financial Statements

December 31, 2012


BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

Sandgrain Securities, LLC
Index to the Financial Statements
December 31, 2012


BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Independent Auditor's Report

To the Members of
Sandgrain Securities, LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Sandgrain Securities, LLC (the "Company") as of December 31, 2012, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sandgrain Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United State of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, New Jersey
February 26, 2013


BECHER
DELLA TORRE
GITTO & COMPANY

Sandgrain Securities, LLC
Statement of Financial Condition
As of December 31, 2012

Assets

Cash	$	607,864
Receivables from and deposits with clearing organizations		105,703
Due from related party		24,106
Securities owned, at fair value		1,026,286
Prepaid expenses and other assets		46,820
Total assets	$	1,810,779

Liabilities and Members' Equity

Liabilities		
Accrued expenses	$	172,932
Loans payable to affiliates		323,163
Total liabilities		496,095
Members' equity	$	1,314,684
Total liabilities and members' equity	$	1,810,779

The accompanying notes are an integral part of the financial statements.

Sandgrain Securities, LLC
Statement of Income
For the year ended December 31, 2012

Revenues	
Commissions	$ 1,701,299
Trading gains, net	63,060
Underwriting income	229,587
Interest income	1,869
Other income	4,330
Total revenues	2,000,145
Expenses	
Employee compensation and benefits	2,047,101
Data processing costs	62,558
Clearing and execution expenses	106,469
Communications	243,180
Occupancy	192,754
Regulatory fees	66,116
Interest expense	2,355
Other operating expenses	274,993
Total expenses	2,995,526
Net loss	$ (995,381)

The accompanying notes are an integral part of the financial statements.

Sandgrain Securities, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2012

Beginning members' equity (as previously reported)	$	86,191
Prior period adjustment (Note 12)		(26,126)
Beginning members' equity (restated)		60,065
Capital contributions		2,250,000
Net loss		(995,381)
Ending members' equity	$	1,314,684

The accompanying notes are an integral part of the financial statements.

Sandgrain Securities, LLC
Statement of Changes in Subordinated Borrowings
For the year ended December 31, 2012

Subordinated borrowings at January 1, 2012	$	250,000
Decreases:		
Subordinated notes converted to equity		(250,000)
Subordinated borrowings at December 31, 2012	$	-

The accompanying notes are an integral part of the financial statements.

Sandgrain Securities, LLC
Statement of Cash Flows
For the year ended December 31, 2012

Cash flows from operating activities	
Net loss	$ (995,381)
Adjustments to reconcile net loss to net cash used by operating activities	
Receivables from and deposits with clearing organizations	154,366
Due from related party	(24,106)
Securities owned, at fair value	(1,024,323)
Prepaid expenses and other assets	34,191
Furniture and equipment, net	20,241
Accrued expenses	30,956
Loans payable to affiliates	323,163
Total adjustments	(485,512)
Net cash used by operating activities	(1,480,893)
Cash flows from investing activities	-
Cash provided by financing activities:	
Capital contributions	2,000,000
Net cash provided by financing activities	2,000,000
Net increase in cash	519,107
Cash, beginning of year	88,757
Cash, end of year	$ 607,864
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	2,355
Supplemental disclosure of noncash financing activities:	
Subordinated notes converted to equity	250,000

The accompanying notes are an integral part of the financial statements.

Sandgrain Securities, LLC
Notes to Financial Statements
December 31, 2012

Note 1 – Organization and Nature of Business

Sandgrain Securities, LLC (a Limited Liability Company) (the "Company") formerly Sandgrain Securities, Inc., was reorganized from a corporation to a New York Limited Liability Company on December 31, 2011 in conjunction with the purchase of a substantial portion of the Company on January 1, 2012 (see Note 10). Prior to January 1, 2012, the Company was a wholly-owned subsidiary of United Business Owners, Inc. ("UBO").

The Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company also acts as an agent in the private placement of securities. The Company is a certified women-owned business enterprise.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

The Company's revenue from its investment banking and other related business services is based on established agreements between the Company and its customers. Revenues that are transactional based are recorded at the time that a Company-advised transaction is completed, fees are determinable and collection is reasonably assured. Other revenues are generally recorded in accordance with the terms of the related arrangements.

Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Sandgrain Securities, LLC
Notes to Financial Statements (continued)
December 31, 2012

Note 2 – Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturity of three months or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments. The Company maintains its cash in accounts that at times may exceed federally insured limits.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 3 – Securities Owned, at market

Marketable securities owned are considered trading securities by management. At December 31, 2012, marketable securities consisted of fixed income securities in the amount of $1,026,286.

Note 4 – Fair Value

Fair Value Measurement

FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Sandgrain Securities, LLC
Notes to Financial Statements (continued)
December 31, 2012

Note 4 – Fair Value (continued)

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurement on a Recurring Basis
As of December 31, 2012

	Level 1	*Level 2*	*Level 3*	*Netting and Collateral*	*Total*
ASSETS					
Financial instruments owned:					
Municipal Bonds	$ 1,026,286	$ -	$ -	$ -	$ 1,026,286
TOTALS	$ 1,026,286	$ -	$ -	$ -	$ 1,026,286

Note 5 – Transactions with Related Entities

Transactions with the Company's members and other affiliates that share common ownership consisted of the following:

Net amounts due to related entities, January 1, 2012	$ -
Costs paid by Company for the benefit of affiliates	57,166
Costs paid by affiliates for the benefit of the Company	(346,223)
Cash paid by the Company to affiliates	-
Cash paid by affiliates to the Company	(10,000)
Net amounts due to related entities, December 31, 2012	$ (299,057)

Loans payable and loans receivable from affiliates do not bear interest and are payable on demand.

Note 6 – Income Taxes

As a limited liability company, the Company does not pay income taxes at the entity level. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Company's members include the Company's taxable income in their income tax returns.

Note 7 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $1,051,392, which was $951,392 in excess of its required net capital (the greater of 6 2/3% of aggregate indebtedness or $100,000). The Company's aggregate indebtedness to net capital ratio as of December 31, 2012 was 0.4718 to 1.

Note 8 – Employee Benefit Plan

The Company has a qualified retirement savings plan covering eligible full-time employees.

Note 9 – Financial Transactions with Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other party to a securities transaction is unable to fulfill its contracted obligations and the Company has to purchase or sell financial instruments underlying the contract at a loss.

Note 10 – Purchase Agreement

On January 1, 2012 the Company and UBO entered into a purchase agreement ("Agreement") to sell 85% of its common units. As part of the Agreement, the Company issued preferred units to the purchasers for a total of $2,000,000, representing 100% of the Company's preferred units. In addition, the subordinated borrowings between the Company and UBO of $250,000 were converted into equity of the Company, in accordance with terms of the Agreement. Application for the change in ownership was filed with FINRA and the Company received approval of the transaction.

Note 11 – Commitments and Contingencies

Employment agreements

In connection with the Agreement, the Company entered into employment agreements with three key employees that will expire on December 31, 2014, two of which can be automatically extended for additional one-year terms. These two agreements can be terminated without cause upon written notice, as described in the agreements, by the employee or the Company to the other party, or by death or for cause. If these agreements are terminated, the Company is required to pay the unpaid base salary for the unexpired portion of the agreements, plus bonus for each year of the unexpired term. These two agreements provide for annual base salaries totaling $295,000 and a minimum annual bonus of $50,000. Payment of salary under the third employee agreement requires the Company to be profitable and such salary will be agreed upon at that time by the Company and the employee. This agreement cannot be extended, and can also be terminated under similar terms noted above.

Office Leases

The Company leases office space and equipment under operating leases that expire at varying dates through 2019. The office leases contain provisions for future rent increases.

As of December 31, 2012, minimum annual future rental payments under the operating leases, excluding utilities and other operating costs, follows:

Year ending December 31:		
2013	$	177,581
2014		137,994
2015		142,134
2016		146,404
2017		150,796
Thereafter		220,989
Total	$	975,898

Rent expense including utilities and other occupancy costs for the year ended December 31, 2012 was $192,754.

Sandgrain Securities, LLC
Notes to Financial Statements (continued)
December 31, 2012

Note 12 – Prior Period Adjustments

The Company recorded a prior period net asset adjustment in the amount of $26,126 to reflect certain unrecorded assets and liabilities related to the December 31, 2011 account balances.

Note 13 – Litigation

The Company is a defendant in a lawsuit in which the plaintiffs allege that, prior to December 31, 2011, they were misled into investing in worthless securities based upon the misrepresentations of a former employee of the Company and, as a result, suffered damages. As of the audit opinion date, this legal action is currently in discovery phase, with an arbitration hearing scheduled for September 2013. Legal counsel has not concluded that the likelihood of an unfavorable outcome is either "probable" or "remote" and an estimate of the amount or range of potential loss cannot yet be determined. Consequently, no provision has been made in the accounts for any liability for this suit. The purchasers of the Company (see Note 10) have made an indemnification claim against UBO for legal costs incurred and any future potential losses when determined.

Note 14 – Subsequent Events

The Company has evaluated subsequent events through February 26, 2013, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Schedule I

Sandgrain Securities, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2012

Total members' equity	$ 1,314,684
Non-allowable assets	(170,926)
Net capital before haircuts on securities positions (tentative net capital)	1,143,758
Haircuts on securities (computed, where applicable, pursuant to rule 15c-3-1[f])	(92,366)
Net capital	$ 1,051,392
Aggregate indebtedness:	
Total liabilities from Statement of Financial Condition	$ 496,095
Computation of basic net capital requirement:	
6 2/3% of aggregate indebtedness	$ 33,073
Minimum net capital required:	$ 100,000
Excess net capital (net capital less capital required)	$ 951,392
Net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required	$ 931,392
Ratio: Aggregate indebtedness to net capital	0.4718 to 1

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2012)

Net capital, as reported by Company (unaudited)	$ 1,051,392
Adjustments:	-
Net capital (per above)	$ 1,051,392


BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

To the Members of
Sandgrain Securities, LLC:

In planning and performing our audit of the financial statements of Sandgrain Securities, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Members of
Sandgrain Securities, LLC
Page 2

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charges with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority (FINRA), and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company, CPAs
Ridgewood, NJ
February 26, 2013


BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

To the Members of Sandgrain Securities, LLC
1010 Franklin Avenue, Suite 300B
Garden City, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Sandgrain Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sandgrain Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sandgrain Securities, LLC's management is responsible for the Sandgrain Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Forms SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

February 26, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31, 2012

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042262 FINRA Dec
Sandgrain Securities, LLC
1010 Franklin Avenue, Ste 300B
Garden City, NY 11530

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sharon Stabile 516-750-7832

2. A. General Assessment (item 2e from page 2) $4,502

B. Less payment made with SIPC-6 filed (exclude interest) (2,272)
7-26-12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,230

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2,230

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SandGrain Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Assistant to the CFO
(Title)

Dated the 25 day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 20 12
and ending 12/31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,000,145
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	91,180
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	106,469
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $1,869	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	1,869
Total deductions	199,518
2d. SIPC Net Operating Revenues	$1,800,627
2e. General Assessment @ .0025	$4,502

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